Exhibit 3.5

2.2 Election; Resignation; Vacancies.

(a) Term. At each annual meeting of stockholders, each nominee elected by the stockholders to serve as a director shall hold office for a term commencing on the date of the annual meeting, or such later date as shall be determined by the board of directors, and ending on the next annual meeting of stockholders, or until his successor is elected and qualified or until such director's earlier resignation or removal.

(b) Majority Voting. Except as provided in paragraph (c) below, each nominee shall be elected a director by the vote of the majority of the votes cast with respect to that director's election at any meeting for the election of directors at which a quorum is present. For purposes of this bylaw, a majority of votes cast means that the number of votes "for" a director must exceed 50% of the votes cast with respect to that director. Votes "against" will count as a vote cast with respect to that director, but "abstentions" will not count as a vote cast with respect to that director.

(c) Contested Elections. If the number of nominees for any election of directors nominated (i) by the Board of Directors or (ii) any stockholder, or (iii) a combination of nominees by the Board of Directors and any stockholder, exceeds the number of directors to be elected, the nominees receiving a plurality of the votes cast by holders of shares entitled to vote in the election at a meeting at which a quorum is present will be elected.

(d)  Resignation and Replacement of Unsuccessful Incumbents.

         (i) In order for any incumbent director to become a nominee of the board for further service on the board, such person must submit an irrevocable resignation, contingent (i) on that person not receiving more than 50% of the votes cast, and (ii) acceptance of that resignation by the Board in accordance with policies and procedures adopted by the board for such purposes.

         (ii) resignation that becomes effective if and when the director fails to receive a specified vote for re-election as a director shall provide that it is irrevocable.

         (iii) The Board of Directors, acting on the recommendation of the Directors and Corporate Governance Committee, shall within 90 days of receiving the certified vote pertaining to such election, determine whether to accept the resignation of the unsuccessful incumbent. Absent a determination by the Board of Directors that a compelling reason exists for concluding that it is in the best interests of the Corporation for an unsuccessful incumbent to remain as a Director, no such person shall be elected by the Board to serve as a director, and the Board shall accept that persons resignation.

         (iv) If the Board determines to accept the resignation of an unsuccessful incumbent, the Directors and Corporate Governance Committee will promptly recommend a candidate to the Board of Directors to fill the office formerly held by the unsuccessful incumbent.

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         (v)      The Board of Directors shall promptly consider and act upon the Directors and Corporate Governance Committee's recommendation. The Committee, in making this recommendation and the Board, in acting on such recommendation, may consider any factors or other information that they determine appropriate and relevant.

         (vi) The Directors and Corporate Governance Committee and the Board of Directors shall take the actions required under this paragraph (d) without the participation of any unsuccessful incumbent except that:

                  a. If every member of the Directors and Corporate Governance Committee is an unsuccessful incumbent, the Independent Directors who are not unsuccessful incumbents shall name a committee comprised of some or all of the Independent Directors to make recommendations under this subsection to the Board; and

                  b. If the number of Independent Directors who are not unsuccessful incumbents is three or fewer, all directors may participate in the decisions under this paragraph (d).

(e) Acceptance of A Director's Resignation. If the Board of Directors accepts the resignation of a director who is not an unsuccessful incumbent pursuant to this Bylaw, or if a nominee for director who is not an incumbent director does not receive more than 50% of the votes cast, then the Board of Directors may fill the resulting vacancy pursuant to the provisions of paragraph (g) of this Section, or may decrease the size of the Board of Directors pursuant to the provisions of section 2.1 (Responsibility and Number) of these Bylaws.

(f) Resignation. Any director may resign at any time upon notice given in writing or by electronic transmission to the chairman of the board and the presiding director. A resignation is effective when the resignation is delivered unless the resignation specifies (a) a later effective date or (b) an effective date determined upon the happening of an event or events (including but not limited to a failure to receive more than 50% of the votes cast in an election and the Board's acceptance of the resignation).

(g) Filling A Vacancy. Any vacancy occurring in the board for any cause may be filled by a majority of the remaining members of the board, although such majority is less than a quorum. Each director so elected shall hold office until the expiration of the term of the other directors or until his successor is elected and qualified, or until the earlier of his resignation or removal.